ASX RELEASE | July 30, 2019 | ASX:PLL; NASDAQ:PLL

JUNE 2019 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its June 2019 quarterly report.  Highlights during and subsequent to the quarter were:

•       Increased total Mineral Resources for the Piedmont Lithium Project (“Project”) by 72% to 27.9 million tonnes (“Mt”) at a grade of 1.11% Li2O following:

o    an updated Mineral Resource estimate for the Company’s Core property, increasing the Core property Mineral Resources to 25.1 Mt at a grade of 1.09% Li2O; and

o    an initial Mineral Resource estimate for the Company’s Central property, located approximately one mile south of the Core property, of 2.8 Mt at a grade of 1.34% Li2O.

•       Completed mineralogical analysis on samples of mineralized pegmatites and composite samples from the Project demonstrating that lithium occurs almost exclusively within spodumene in the Project’s ore body.

•       Completed PFS-level metallurgical test work demonstrating high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from representative bulk samples using a combination of Dense Medium Separation (“DMS”) and flotation technology.

•       Continued the 25,000-meter Phase 4 drill program, where a total of 94 holes have been completed to date for a total of 15,738 meters.

•       Substantially completed engineering for the planned Scoping Study update to integrate updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs.

•       Continued numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.

•       After quarter end, on July 10th, Piedmont completed an institutional placement of 145 million shares at A$0.145 per share to raise gross proceeds of A$21 million, led by cornerstone investor, Fidelity International (“Fidelity”) and the Company’s largest shareholder, AustralianSuper.

Next steps:

•       Complete an updated Scoping Study based on updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs.

•       Continue Phase 4 drilling and expansion of the Company’s land position in the Carolina Tin-Spodumene Belt (“TSB”) with a focus on areas of high mineral prospectivity.

•       Complete permit applications and secure the necessary permits and approvals to commence mining and processing operations at the Project.

•       Advance development of the Company’s proposed lithium hydroxide chemical plant including metallurgical testwork for the conversion of spodumene concentrate produced from Piedmont ore.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Project Overview

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Figure 1: Piedmont Lithium Project located within the TSB

In September 2018 the Company published a Scoping Study for an integrated lithium hydroxide business, which featured a 13-year project life, NPV8 of US$888 million, a US$3,112 per tonne lithium hydroxide operating cost, and a US$193 per tonne spodumene concentrate operating cost.

The Company expects to publish an updated Scoping Study within the next 2 weeks based on the expanded Mineral Resource estimate of 27.9 Mt grading at 1.11% Li2O.  As a result of the increased Mineral Resources the Company anticipates a significant improvement to expected project life and overall project economics.

Expanded Mineral Resource

During the quarter, Piedmont announced a major update to the Mineral Resource estimate (“MRE”) for the Project located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA (Table 1).

The MRE for the Core property has increased to 25.1 million tonnes (“Mt”) at a grade of 1.09% Li2O, bringing the Project’s total MRE to 27.9 Mt at a grade of 1.11% Li2O, containing 309,000 tonnes of lithium oxide (“Li2O”) or 764,000 tonnes of lithium carbonate equivalent (“LCE”) (the benchmark used in the lithium industry).

Table 1: Project Wide Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)
Resource Category	Core property		Central property		Total
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	12.5	1.13	1.41	1.38	13.9	1.16	161,000	398,000
Inferred	12.6	1.04	1.39	1.29	14.0	1.06	148,000	366,000
Total	25.1	1.09	2.80	1.34	27.9	1.11	309,000	764,000

The MRE was prepared by independent consultants, CSA Global Pty Ltd (“CSA Global”) in accordance with the JORC Code (2012 Edition).

Approximately 50%, or 12.5 Mt of the Mineral Resource is classified in the Indicated Resource category.  All of the Mineral Resource tonnes at both Core and Central properties are attributable to spodumene mineralization.

An important feature of the Core MRE, is that 74% or 18.6 Mt is located within 100 meters of surface.  Table 2 shows the details of the MRE with regards to depth from surface.

Table 2: Depth from Surface for the Core Mineral Resource Estimate (25.1Mt @ 1.09% Li2O)
Depth (from surface) (m)	Tonnes (Mt)	Percentage of Resource (%)	Cumulative Tonnes (Mt)	Cumulative % of Resource
0 - 50	8.7	35	8.7	35
50 - 100	9.9	39	18.6	74
100 - 150	5.7	23	24.3	97
150 +	0.8	3	25.1	100

In April 2019 the Company announced an initial MRE on its Central property of 2.8 Mt at 1.34% Li2O.  Approximately 50%, or 1.41 million tonnes, of the MRE is classified in the Indicated Resource category (Table 1).  The Mineral Resource estimate was prepared by CSA in accordance with JORC Code (2012 Edition).

The reported Central MRE is based on 18 diamond core holes totaling 2,840 meters. The Central deposit is open in all directions. The Central Property is located approximately 1 mile south of the Core Property (Figure 2).

In addition to the updated MRE, new Exploration Targets have been estimated by CSA Global within the Core and Central properties.  Table 3 summarizes the Exploration Target potential of the Piedmont Lithium Project.

Table 3: Project Wide Exploration Target for the Piedmont Lithium Project
Exploration Target	Core Property		Central Property		Total
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)
Exploration Target*	4.0-4.5	1.0-1.2	2.0-2.5	1.1-1.3	6.0-7.0	1.0-1.3
*The potential quantity and grade of the Exploration Targets is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

Figure 2:  Piedmont Lithium Project Showing Resource, Resource Shells and New Exploration Target Areas

Phase 4 Drilling Program

To date, 94 exploration holes have been completed totaling 15,737.7 meters as part of the Company’s 25,000-meter Phase 4 drill program at the Project.  Table 4 below outlines the details for the Phase 4 program.

Table 4: Phase 4 Drill Program Details
Property	Holes Completed	Meters Completed	Holes - Reported
Core	79	13,396.9	78
Central	15	2,340.8	15
Total	94	15,737.7	93

Separately, the Company has drilled 7 sterilization holes totaling 925m on the proposed concentrator and waste rock stockpile sites.  Assays are pending for those 7 holes.

Mineralogy Analysis

During the quarter, Piedmont completed mineralogical analysis on samples of mineralized pegmatites and composite samples from Piedmont’s Core, Central, and Sunnyside Properties.  All testwork to date effectively demonstrates that lithium occurs almost exclusively within spodumene in Piedmont’s mineral resource.

Table 5: Average XRD Analysis Results from 46 Drill Core and Composite Samples of Piedmont Ore
Mineralogy		Average Wt. (%) of Mineral Types
		Core Property			Central Property	Sunnyside Property
		Semi-quantitative Samples (13 Samples)	Quantitative Samples (19 Samples)	Composite Variability Samples (10 Samples)	Quantitative Samples (3 Samples)	Quantitative Sample (1 Sample)
Lithium-bearing minerals	Spodumene	17.8	19.9	16.6	15.9	14.8
	Petalite	-	-	-	-	-
	Lepidolite	-	-	-	-	-
	Zinnwaldite	-	-	-	-	-
	Holmquistite	-	-	0.5	-	-
Non-lithium bearing minerals		82.2	80.1	82.9	84.1	85.2
Total		100.0	100.0	100.0	100.0	100.0

Piedmont has been advised that the relatively pure spodumene character of its ore body is unusual and highly positive, allowing for a simplified flowsheet to produce strong lithium recoveries. Certain hard rock lithium projects are understood to contain multiple lithium-bearing minerals (petalite, lepidolite, zinnwaldite, etc. as well as spodumene).

The Company completed mineralogical testing, comprising semi-quantitative and quantitative x-ray diffraction (“XRD”) analysis.  36 samples of mineralized pegmatites were collected from Piedmont’s Core, Central, and Sunnyside Properties.  The average results of these samples are shown in Table 5 above.

Additionally, Piedmont completed semi-quantitative XRD on 10 variability samples from the Core property from composites of core collected during Phase 2 and Phase 3 drill campaigns.  These samples were created to simulate a run-of-mine concentrator feed sample in terms of average grade and composition including a distribution of samples across early, middle and late years production.  A total mass of 839 kg was collected for these samples.  The average XRD results of the variability samples are shown in Table 5 above.

The data show that the Piedmont ore body does not contain any petalite, lepidolite, or zinnwaldite.  These non-spodumene lithium bearing minerals concentrate under different operating conditions than spodumene when processing with dense medium or flotation.  Additionally, petalite (4.86% Li2O) and lepidolite (7.70% Li2O) have lower lithium content than spodumene (8.03%).

Therefore, Piedmont expects to maintain both high lithium concentrate grades and recoveries at the Company’s planned concentrator in part due to the absence of petalite or other lithium bearing minerals.

Metallurgical Test Work

Subsequent to the end of the quarter, Piedmont announced positive results from pre-feasibility study (“PFS”) level metallurgical test work conducted on composite samples of ore from the Project performed at SGS testing laboratories in Lakefield, Ontario.

Dense Medium Separation (“DMS”) and flotation Locked-Cycle Tests (“LCT”) test work results showed high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples.  Piedmont test results compare favorably in several quality categories with the reported shipments of three emerging Australian spodumene producers.

Table 6: Results of Dense Medium Separation + Locked Cycle Flotation Test Results (Composite Sample 1)
Sample	Feed Grade Li2O (%)	Concentrate Grade Li2O (%)	Fe2O3 (%)	Na2O (%)	K2O (%)	CaO+ MgO + MnO (%)	P2O5 (%)
Piedmont Composite Sample 1	1.11	6.35	0.93	0.63	0.49	0.96	0.32
Australian Producer 1	NR	6.00	1.20	NR	NR	NR	NR
Australian Producer 2	NR	5.90	1.50	NR	NR	NR	NR
Australian Producer 3	NR	6.10	0.61	0.80	0.76	0.79	0.30

NR: Not Reported

The composite samples were prepared to approximate the average grade of the Project’s ore body.  Overall lithium recovery during testwork for the preferred flowsheet was 77% at a grade of 6.35% Li2O. Simulations based on the testwork results support an overall plant design recovery of 85% when targeting a 6.0% Li2O spodumene concentrate product.  Further optimization will be undertaken in a future feasibility level pilot testwork program.

The Company’s forthcoming Scoping Study update will incorporate the updated flow sheet developed during this test work program. The benefit of incorporating DMS technology into the flow sheet will be reduced operating costs and accelerated ramp-up.

Figure 3 shows photographs of the coarse and fine DMS concentrates produced using the preferred process flow diagram.  Piedmont spodumene concentrate is generally light green to white colored.

Figure 3.  Coarse and fine final DMS concentrates produced from Piedmont composite samples

Based on the results of composite DMS and locked cycle flotation testwork the preferred process flow block diagram for the Project is shown in Figure 4.

Middlings Recrush (-3.3mm)
Coarse DMS Middlings
Crushed raw ore (6.35mm x 0)
Raw ore Desliming (-1.0mm)
Dense Medium Separation Prep
Primary Coarse DMS (6.35mm x 3.3mm)
Secondary Coarse DMS
Magnetic Separation
Coarse DMS Final Concentrate
Grinding
Coarse DMS Tailings
Magnetic Tailings
Desliming
Primary Fine DMS (3.3mm x 1.0mm)
Secondary Fine DMS
Magnetic Separation
Fine DMS Final Concentrate
Attrition Scrubbing
Fine DMS Tailings
Fine DMS Middlings
Magnetic Tailings
Desliming
Rougher Flotation
1° Cleaner Flotation
2° Cleaner Flotation
3° Cleaner Flotation
Slimes
Flotation Tailings
Magnetic Separation
Flotation Concentrate
Magnetic Tailings

Figure 4.  Potential concentrator block diagram showing dense medium and flotation circuits

Technical Studies

During the quarter, the Company substantially completed engineering work for the upcoming updated Scoping Study to integrate updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs.  The Scoping Study update is expected to be completed within the next 2 weeks.

Marshall Miller has substantially completed mine design, sitewide civil design, and waste rock stockpile planning for the Project to support permitting activities and the upcoming Scoping Study update. Primero Group has substantially completed design engineering to a PFS-level of accuracy for the upcoming Scoping Study update.

Corporate

Placement

Subsequent to the end of the quarter, on July 10, 2019, the Company successfully completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million (“Placement”).

The Placement was led by cornerstone investor, Fidelity International (“Fidelity”), a global asset manager, and the Company’s largest shareholder, AustralianSuper, the largest industry super fund in Australia. The remaining Placement shares were issued to a number of high-quality Australian and Asian institutions, including some existing shareholders and others new to the Piedmont story.

Proceeds from the Placement will be used to complete a DFS and provide funding for the Company to continue development of the Project.

Strategic Discussions

Piedmont has been engaged in numerous preliminary off-take, financing and strategic conversations over the past several months.  Interested parties are of a global nature, and include companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.  Piedmont expects to appoint financial and legal advisors in the second half of 2019 to assist in the evaluation of strategic and financing options, but we do not plan to report on such matters until there is more clarity on the ultimate outcome.

Exploration Interests

As at June 30, 2019, the Company owns or has entered into exclusive option agreements or land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 2,207 acres of surface property and the associated mineral rights from the private landowners.  During the quarter, the Company entered into exclusive option agreements and/or land acquisition agreements with local landowners for an additional approximately 102 acres of surface property and the associated mineral rights from the private landowners.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on the Company’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. The Company makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statements

The information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated March 14, 2019, February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated June 25, 2019, June 14, 2018 and April 24, 2019 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5
Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	June 30, 2019

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(1,445)	(5,017)
	(a) exploration & evaluation
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(507)	(2,408)
	(e) administration and corporate costs	(115)	(954)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	30	126
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material): (a) business development & investor relations	(291)	(1,206)
1.9	Net cash from / (used in) operating activities	(2,328)	(9,459)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a) property, plant and equipment
	(b) tenements (see item 10)	(343)	(1,527)
	(c) investments	-	-
	(d) other non-current assets	-	-

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

2.2	Proceeds from the disposal of:	-	-
	(a) property, plant and equipment
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(343)	(1,527)

3.	Cash flows from financing activities	-	8,773
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(11)	(509)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(11)	8,264

4.	Net increase / (decrease) in cash and cash equivalents for the period	7,129	7,238
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,328)	(9,459)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(343)	(1,527)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(11)	8,264
4.5	Effect of movement in exchange rates on cash held	(15)	(84)
4.6	Cash and cash equivalents at end of period	4,432	4,432

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	1,955	1,852
5.2	Call deposits	2,477	5,278
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	4,432	7,129

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(135)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payments include directors’ fees, superannuation, executive remuneration, company secretarial services and provision of a fully serviced office.

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
Not applicable.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Not applicable.

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	(1,600)
9.2	Development	-
9.3	Production	-
9.4	Staff costs	(900)
9.5	Administration and corporate costs	(800)
9.6	Other (provide details if material)	-
9.7	Total estimated cash outflows	(3,300)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Piedmont Lithium Project located in North Carolina, USA	Freehold land and/or options to purchase or lease surface property and associated mineral rights from private landowners	100% (2,105 acres)	100% (2,207 acres)

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement

1        This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2        This statement gives a true and fair view of the matters disclosed.

Sign here:         ............................................................               Date: July 30, 2019

(Director/Company secretary)

Print name:       Gregory Swan

Notes

1.       The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.       If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.         Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016